Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated August, 8, 2017 relating to the consolidated and combined financial statements and financial statement schedule of CDK Global, Inc. (which expresses an unqualified opinion and includes an explanatory paragraph related to the inclusion of expense allocations for certain corporate functions historically provided by Automatic Data Processing, Inc.) and the effectiveness of CDK Global, Inc.'s internal control over financial reporting, appearing in the Annual Report on Form 10-K of CDK Global, Inc. for the year ended June 30, 2017, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/S/ DELOITTE & TOUCHE LLP
Chicago, IL
March 7, 2018